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April 24, 2008
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-1004
ATTN: Document Control - EDGAR

RE: Post-Effective Amendment No. 48 on Form N-4
RiverSource Retirement Advisor Variable Annuity
File Nos. 333-79311/811-07355

Dear Mr. Cowan:

On behalf of RiverSource Variable Account 10 ("Registrant"), RiverSource Life Insurance Company ("Company") filed electronically a Post-Effective Amendment No. 48 ("Amendment No. 48") on Form N-4 pursuant to Rule 485(a) of the Securities Act of 1933 on or about May 17, 2007. On March 25, 2008, Registrant received Staff comments regarding Amendment No. 48 and respectfully responds to the comments herein.

COMMENT 1. Examples (p. 7)

     The "Maximum Expenses" assumes that both the optional MAV and EEB rider is selected. If the PN rider may be selected in combination with the MAV and EEB riders, please include the PN rider charge in the combination of Maximum Expenses.

RESPONSE: The PN rider charge will be included in the calculation of "Maximum Expenses", and the Maximum Expenses Disclosure will be revised as follows:

     MAXIMUM EXPENSES. These examples assume the most expensive combination of contract features and benefits and the maximum fees and expense of any of the funds. They assume that you select all of the optional MAV, EEB and PN Riders. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

COMMENT 2. PN Rider Fee (p. 15)

     The disclosure states that the PN rider fee will only be deducted from the subaccounts in Washington. It appears that this fee is otherwise prorated among the variable subaccounts. Please clarify the difference between the subaccounts and the variable subaccounts.

RESPONSE: There is no difference between the variable subaccounts and the subaccounts. The disclosure statement that the fee is otherwise prorated among the variable subaccounts is a typographical error. The distinction between the standard rider and Washington is that we deduct the fee from all allocation options including the fixed

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account in all states except Washington. In Washington we deduct the fee only from the subaccounts. The disclosure has been revised as follows:

     If selected, we deduct an annual fee of 0.10% of your contract value less any excluded accounts on your contract anniversary at the end of each contract year. We prorate this fee among the subaccounts and the fixed accounts less any excluded accounts in the same proportion your interest in each account bears to your total contract value less any excluded accounts. The fee will only be deducted from the subaccounts in Washington. We reserve the right to increase the fee for this rider after the tenth rider anniversary to a maximum of 0.20%.

In connection with the Amendment No. 48, RiverSource Life Insurance Company (the "Company") on behalf of the Registrant hereby acknowledges the following:

The disclosures in the filing are the responsibility of the Company and the Company is fully responsible for the adequacy or accuracy of the disclosures in this filing. The Company represents to the Commission that comments made by the Commission, or the staff acting pursuant to delegated authority, or changes to disclosure in response to staff comments in the filing reviewed by the staff, do not foreclosure the Commission from taking any action with respect to the filing, and the Company represents that it will not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this filing, please contact me at (612) 678-0175 or Boba Selimovic at (612) 671-7449.

Sincerely,


/s/ Elisabeth A. Dahl
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Elisabeth A. Dahl
Assistant General Counsel